SEC
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DEC 09 2019

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19011192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4360 Brownsboro Road, Suite 115
(No. and Street)

Louisville	KY	40207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan P. O'Connor (502) 238-7743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley LLP
(Name – *if individual, state last, first, middle name*)

462 S 4th St. #2600	Louisville	KY	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ryan P. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Patricia B. Hughes
Notary Public, ID No. 563753
State at Large, Kentucky
My Commission Expires 8/25/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY

Consolidated Financial Statements

September 30, 2019 and 2018

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Financial Statements and Supplementary Information
September 30, 2019 and 2018

Table of Contents

MCM
CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of First Kentucky Securities Corporation and subsidiary (collectively the "Company") as of September 30, 2019 and 2018, and the related consolidated statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Kentucky Securities Corporation and subsidiary as of September 30, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of First Kentucky Securities Corporation's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Kentucky Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report of Independent Registered Public Accounting Firm (Continued)

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audits of First Kentucky Securities Corporation and subsidiary's consolidated financial statements. The supplemental information is the responsibility of First Kentucky Securities Corporation and subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as First Kentucky Securities Corporation's auditor since 2010.

MCM CPAs & Advisors LLP

Louisville, Kentucky
November 27, 2019

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Financial Condition
September 30, 2019 and 2018

	2019	2018
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,020,978	$ 552,718
Accounts receivable	138,580	70,546
Securities held in inventory	1,072,334	1,079,714
Prepaid expenses and other	109,017	48,632
Prepaid income taxes	16,518	-
Deposit held with clearing house	100,000	100,000
Total current assets	2,457,427	1,851,610
Property and equipment, net	16,908	8,221
Other Non-current Assets		
Intangible asset, net	-	23,800
Total other non-current assets	16,908	32,021
Total assets	$ 2,474,335	$ 1,883,631
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Note payable	$ 930,576	$ 952,813
Accrued liabilities and other	774,337	237,455
Total current liabilities	1,704,913	1,190,268
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized 161 and 159 issued and outstanding in 2019 and 2018, respectively	80,500	79,500
Additional paid-in capital	257,903	257,903
Retained earnings	431,019	355,960
Total stockholders' equity	769,422	693,363
Total liabilities and stockholders' equity	$ 2,474,335	$ 1,883,631

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Income
September 30, 2019 and 2018

	2019	2018
Revenues		
Advisory fees	$ 86,284	$ 67,181
Commissions	2,329,544	2,985,415
Designated sales	-	16,324
Fiscal agent fees, net	60,030	86,640
Handling fees	34,943	26,058
Interest	41,895	28,702
Managed account fees, net	2,565,241	1,904,174
Miscellaneous	282,965	148,352
Trading account gains, net	12,253	18,294
Underwriting, net	117,657	130,928
Incentive payment	27,778	-
Total Revenues	$ 5,558,590	$ 5,412,068

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Income (Continued)
September 30, 2019 and 2018

	2019	2018
Expenses		
Advertising	$ 27,751	$ 26,850
Amortization	23,800	23,800
Bank charges	463	476
Employee benefits	168,868	147,070
Charge-offs (recoveries)	(8,056)	21,406
Clearing fees	116,906	165,574
Contract labor	46,831	54,079
Correspondent fees	3,126	3,745
Depreciation	3,354	991
Donations	14,545	14,535
Dues and subscriptions	97,367	81,535
Employee and customer relations	45,140	52,019
Equipment rental	7,163	9,607
Information systems	123,503	89,453
Insurance	43,634	10,749
Interest	2,866	5,881
Legal	220,314	151,430
Licenses and registrations	41,826	40,936
Managed account expense	80,665	55,254
Miscellaneous	94,818	101,194
Office supplies	40,417	41,550
Penalties	-	50,000
Postage and shipping	11,933	12,383
Professional fees	91,275	88,518
Regulatory fees	34,711	25,444
Rent	202,573	206,131
Retirement	108,071	99,959
Salaries, commissions, and related taxes	3,723,197	3,644,600
Telephone and internet access	11,315	9,283
Training	4,762	5,962
Travel	17,305	18,425
Utilities	12,754	17,285
Total Expenses	5,413,197	5,276,124
Net Income before Income Taxes	145,393	135,944
Income Tax Expense	57,684	46,925
Net income	$ 87,709	$ 89,019

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
September 30, 2019 and 2018

	Common Stock				
	Number of Shares	Amount	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance at September 30, 2017	159	$ 79,500	$ 257,903	$ 266,941	$ 604,344
Net income	-	-	-	89,019	89,019
Balance at September 30, 2018	159	79,500	257,903	355,960	693,363
Dividends paid	-	-	-	(12,650)	(12,650)
Issuance of common stock	2	1,000	-	-	1,000
Net income	-	-	-	87,709	87,709
Balance at September 30, 2019	161	$ 80,500	$ 257,903	$ 431,019	$ 769,422

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Changes in Liabilities Subordinated to Claims of General Creditors
September 30, 2019 and 2018

	2019	2018
Statement of Changes in Subrodinate Liabilities		
Subordinated liabilities at beginning of year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated liabilities at end of year	$ -	$ -

See accompanying notes.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended September 30, 2019 and 2018

	2019	2018
Net income	$ 87,709	$ 89,019
Adjustments to reconcile net income to net cash flows from operating activities		
Depreciation	3,354	991
Amortization	23,800	23,800
Change in assets and liabilities		
Decrease (increase) in assets:		
Accounts receivable	(68,034)	(29,377)
Prepaid income tax	(16,518)	-
Securities held in inventory	7,380	(741,144)
Prepaid expenses and other	(60,385)	(44,477)
Increase (decrease) liabilities:		
Accounts payable	-	(34,929)
Income taxes payable	-	-
Accrued liabilities	536,882	159,439
Net cash flows from operating activities	514,188	(576,678)
Cash Flows From Investing Activities		
Purchase of property and equipment	(12,041)	(9,212)
Net cash flows from investing activities	(12,041)	(9,212)
Cash Flows From Financing Activities		
Dividends paid	(12,650)	-
Issuance of common stock	1,000	-
Note payable proceeds (payments), net	(22,237)	736,850
Net cash flows from financing activities	(33,887)	736,850
Net change in cash, cash equivalents, and restricted cash	468,260	150,960
Cash, cash equivalents, and restricted cash at beginning of year	652,718	501,758
Cash, cash equivalents, and restricted cash at end of year	$ 1,120,978	$ 652,718
Supplemental Disclosure		
Cash paid during the year for interest	$ 2,866	$ 5,881
Cash paid during the year for income taxes	$ 74,202	$ 46,925
Fair value of common stock issuance	$ 8,722	$ -

See accompanying notes.

NOTE 1 – NATURE OF ORGANIZATION AND OPERATIONS

First Kentucky Securities Corporation and Subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in fiscal years 2019 and 2018, respectively.

The consolidated financial statements for the fiscal years ended September 30, 2019 and 2018 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC"), as produced by the Financial Accounting Standards Board ("FASB"), is the sole source of authoritative GAAP.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Restricted Cash - On October 1, 2018, the Company adopted FASB ASU 2016-18, Statement of Cash Flows (Topic 230), requiring an entity to disclose amounts related to restricted cash. The Company is required by FINRA to maintain a minimum amount of net capital in the amount of $100,000. This amount is included in cash, cash equivalents, and restricted cash as reported in the consolidated statements of cash flows.

Revenue Recognition - The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

On October 1, 2018, the Company adopted FASB ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The Company has analyzed the guidance in the new standard and has determined there will be no change in the manner the Company recognizes commissions, advisory fees, variable annuity, and mutual fund revenue. These will continue to be recognized in the period in which fee is earned. Accordingly, the Company does not expect this guidance to have a material impact on its financial or regulatory capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Accounts Receivable - As of September 30, 2019 and 2018, the Company had commission's receivable (recorded in accounts receivable) from the clearinghouse of approximately $139,000 and $71,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services as well as reimbursement from an employee for legal fees paid by the Company. The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Securities Held in Inventory - The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

Fair Value Measurements - The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Good Faith Deposit - Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

Property and Equipment - Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note 6. Depreciation expense was $3,354 and $991 during fiscal years 2019 and 2018, respectively.

Intangible Asset - Intangible asset is comprised of an acquired company's book of business (customer related). Amortization of intangible asset is computed using the straight-line method over the estimated useful life of five years. Amortization expense for fiscal years 2019 and 2018 was $23,800 each year.

Deposit held with Clearing House - As part of the broker-dealer agreement described in the Revenue Recognition and Accounts Receivable section above, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

Net Capital Requirements - Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2019 and 2018 are shown on page 18 of this report, as a component of supplementary information.

Income Taxes - The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. There are no deferred income taxes as of September 30, 2019 and 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Income Taxes (continued) - The Company's policy for interest and penalties on material uncertain tax positions recognized in the consolidated financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the consolidated financial statements or related disclosures.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

Advertising Costs - Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $27,751 and $26,850 for the years ended September 30, 2019 and 2018, respectively.

Book Value per Share - Total book value per share was approximately $4,779 and $4,360, as of September 30, 2019 and 2018, respectively.

Subsequent Events - Subsequent events of the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm, which represents the date the consolidated financial statements were available to be issued.

Recent Accounting Pronouncements - In February 2016, the FASB issued ASU 2016-02, *Leases*. This standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the fiscal year ending September 30, 2021.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the fiscal year ending September 30, 2021.

The Company is currently evaluating these ASUs and their related impact on the Company's financial statements.

NOTE 3 – COMMISSIONS AND FEES

Commissions and fees includes brokerage commission income, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions - The Company buys and sells securities on behalf its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 3 – COMMISSIONS AND FEES - (Continued)

Life insurance and variable annuities - The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees - The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated Commissions and Fees

The following table presents revenue by major source.

	2019	2018
Commissions		
Brokerage commissions	$ 2,004,185	$ 2,564,299
Life insurance and variable annuities	323,993	412,763
Options	1,366	8,353
Total commissions revenue	2,329,544	2,985,415
Asset management		
Investment advisory fees	86,284	67,181
Managed account fees	2,565,241	1,904,174
Total asset management fee revenue	$ 2,651,525	$ 1,971,355

The table above excludes miscellaneous income and certain other fees and payments received.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2019 and 2018. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the consolidated statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS - (Continued)

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

Assets at Fair Value as of September 30, 2019	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 1,020,978	$ -	$ -	$ 1,020,978
Securities held in inventory	-	1,072,334	-	1,072,334
Total assets at fair value	$ 1,020,978	$ 1,072,334	$ -	$ 2,093,312

Assets at Fair Value as of September 30, 2018	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 552,718	$ -	$ -	$ 552,718
Securities held in inventory	-	1,079,714	-	1,079,714
Total assets at fair value	$ 552,718	$ 1,079,714	$ -	$ 1,632,432

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2019 and 2018. Additionally, there were no transfers between Levels 1 and 2 during the years ended September 30, 2019 and 2018.

NOTE 5 – SECURITIES HELD IN INVENTORY

Securities inventory at September 30, 2019 and 2018 consist of the following:

	2019	2018
Kentucky city and county municipal securities	$ 150,193	$ 837,044
State agency tax-exempt fixed income securities	922,141	188,209
Taxable bonds	-	54,461
	$ 1,072,334	$ 1,079,714

Securities held in inventory are carried at fair value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of income as an unrealized gain or loss.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2019 and 2018 consist of the following:

	2019	2018
Office Equipment	$ 73,193	$ 61,144
Furniture and fixtures	2,257	2,257
Leasehold improvements	34,774	34,781
	110,224	98,182
Less accumulated depreciation	(93,316)	(89,961)
Property and equipment, net	$ 16,908	$ 8,221

NOTE 7 – INCENTIVE PAYMENT

In August 2019, the Company reached an agreement with their clearing broker (RBC Dain) to provide clearing and custody services for a three-year period beginning August 2019 and ending July 2022. As part of the agreement, the Company received a cash incentive payment of $500,000 from RBC Dain. This amount is to be recognized as revenue in equal amounts for the duration of the agreement. The amount of revenue recognized in the year ended September 30, 2019 was $27,778. The deferred portion of this incentive payment was $472,222 as of September 30, 2019. This amount is included in accrued liabilities and other on the Consolidated Statements of Financial Condition.

NOTE 8 – NOTE PAYABLE

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $1,850,000 as of September 30, 2019). The following were the total amounts outstanding on margin as of September 30:

	2019	2018
Borrowings on brokerage margin account at RBC Dain. The interest rate is 3.62% at September 30, 2019	$ 930,576	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 3.42% at September 30, 2018	-	952,813
Total	$ 930,576	$ 952,813

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2019 and 2018 totaled $2,866 and $5,881, respectively.

NOTE 9 – INCOME TAXES

The provision for income taxes at September 30, 2019 and 2018 consists of the following:

	2019	2018
Current Provision		
Federal	$ 37,952	$ 31,129
State and local	19,732	15,796
Total Current Provision	57,684	46,925
Deferred Expense	-	-
Total Expense	$ 57,684	$ 46,925
Tax expense at expected statutory rates	$ 41,001	$ 43,094
Tax exempt interest	(7,568)	(7,890)
Nondeductible expenses	3,262	10,145
Other	21,169	1,576
	$ 57,864	$ 46,925

The Tax Cuts and Jobs Act was signed into law on December 22, 2017 and had no material impact on the Company's consolidated financial statements.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Leases - During 2015, the Company amended its lease agreement under the non-cancellable operating lease to extend the lease term of two office spaces to 2020. Under the amended lease the Company obtained additional office space within the premises. During 2018, the Company amended its lease agreement under the non-cancellable operating lease to extend the lease term of an office space to 2022.

The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $202,573 and $206,131 for 2019 and 2018, respectively. Future minimum payments under these leases are as follows:

Year ending June 30,	
2020	$ 157,986
2021	31,388
2022	2,616
2023	-
2024	-
Thereafter	-
	$ 191,990

In the ordinary course of business, the Company is subject to various pending and possible legal actions. Management believes the results of these legal actions, if any, will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 – RISKS AND CONCENTRATIONS

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the consolidated statements of income.

NOTE 12 – RETIREMENT PLAN

During 2015, the Company introduced a 401(k) plan for its employees meeting certain eligibility requirements. Previously, the Company offered a Simple IRA Plan. Employee contributions are through payroll deductions. Under the 401(k) plan, the Company matches employee contributions up to 4% of the employee's salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2019 and 2018 were $108,071 and $99,959, respectively.

FIRST KENTUCKY SECURITIES CORPORATION AND SUBSIDIARY
Schedule I - Comparative Computation of Net Capital under 15c3-1 of the Securities and Exchange Commission
September 30, 2019 and 2018

	2019	2018
Net Stockholders' Equity ("Net Capital")	$ 769,422	$ 693,363
Deductions and/or Charges		
Non allowable assets		
Accounts receivable	-	-
Other receivables	100	100
Intangible asset	-	23,800
Property and equipment, net	16,908	8,221
Total Deductions	17,008	32,121
Net Capital before Percentage Reductions	752,414	661,242
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(58,300)	(42,454)
Net Capital	694,114	618,788
Aggregate Indebtedness		
Accounts payable, accrued liabilities, taxes payable	774,337	237,455
Computation of Basic Net Capital Requirement		
Minimum net capital required	100,000	100,000
Excess Net Capital	$ 594,114	$ 518,788
Ratio of Aggregate Indebtedness to Net Capital	1.12 to 1	.38 to 1
Reconciliation with Company Calculation		
Net capital as reported in FOCUS report	$ 694,114	$ 618,788
Haircut calculation difference	-	-
Audit adjustments to account balances	-	-
Net Capital	$ 694,114	$ 618,788

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation and subsidiary Exemption Report, in which (1) First Kentucky Securities Corporation and subsidiary ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) First Kentucky Securities Corporation stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Kentucky Securities Corporation and subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Louisville, Kentucky
November 27, 2019

MCM CPAs & Advisors LLP
P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

FIRST KENTUCKY SECURITIES CORPORATION
Investing in Kentucky's Success for 40 Years
4360 BROWNSBORO ROAD SUITE 115 LOUISVILLE, KENTUCKY 40207
(502) 893.7288 / (877) 890.7288 (502) 893.1626

First Kentucky Securities Corporation and Subsidiary
Exemption Report

First Kentucky Securities Corporation and Subsidiary
4360 Brownsboro Road, Suite 115
Louisville, Kentucky 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2019

First Kentucky Securities Corporation and Subsidiary (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i) and (2)(ii);
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Ryan P. O'Connor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

First Kentucky Securities Corporation and Subsidiary

Agreed-Upon Procedures Report

September 30, 2019

First Kentucky Securities Corporation and Subsidiary

TABLE OF CONTENTS

CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

To the Board of Directors of
First Kentucky Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by First Kentucky Securities Corporation and the SIPC, solely to assist you and the SIPC in evaluating First Kentucky Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. First Kentucky Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on First Kentucky Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of First Kentucky Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MCM CPAs & Advisors LLP

Louisville, Kentucky
November 27, 2019

MCM CPAs & Advisors LLP

P 502.749.1900
F 502.749.1930
2600 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202
www.mcmcpa.com
888.587.1719

A Member of PrimeGlobal - An Association
of Independent Accounting Firms

Kentucky
Indiana
Ohio

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **9/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FINRA SEP
FIRST KENTUCKY SECURITIES
4360 BROWNSBORO RD STE 115
LOUISVILLE KY 40207-1642

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ryan P. O'Conner
(502) 238-7743

2. A. General Assessment (item 2e from page 2) $ 6017

B. Less payment made with SIPC-6 filed (exclude interest) (2786)
4/25/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3231

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3231

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 3231

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Kentucky Securities Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 8 day of November, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2018**
and ending **9/30/2019**

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 5,558,590
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		1,427,289
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		116,906
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 2,866	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		2,866
Total deductions		1,547,061
2d. SIPC Net Operating Revenues		$ 4,011,529
2e. General Assessment @ .0015		$ 6017
		(to page 1, line 2.A.)

yw 12/26